Filed Pursuant To Rule 433

Registration No. 333-180974

November 30, 2012

SPDR GLD GOLD SHARES

SPDR® ETFs Capital Markets Update

SPDR Gold Shares: The Top Institutional Vehicle for Gold Exposure

Launched in 2004, SPDR Gold Shares (GLD) was the first US-domiciled gold bullion-backed exchange traded fund. While other products have come to market, GLD remains the clear choice for large institutional investors who understand that when choosing a gold ETF, there are many factors to consider.

LIQUIDITY

One key factor to consider for institutional investors is the size of the market in which the security is traded because volume is a key determinant of cost. GLD is the most traded gold ETF in the US—19 times more than its closest competitor. Compare the notional trading volume of GLD and iShares Gold Trust (IAU).

Liquidity translates into a very real cost advantage for large institutional investors because higher liquidity means tighter bid/ask spreads, which mean lower trading costs—whether opening or closing a position, rebalancing, or tactically over/under weighting, trading GLD is the clear choice.

12-MONTH AVERAGE DAILY NOTIONAL TRADING VOLUME

GLD	IAU
$1,850,179,694	$98,010,060

Source: Bloomberg, SSgA, as of 9/30/2012.

BID/ASK SPREAD COMPARISON	GOLD	IAU
Share Price	$161.28	$16.18
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.62**	**6.18**

Source: ArcaVision, SSgA, as of 9/30/2012. Share price and bid/ask spreads are the average of the month of September 2012.

OPTIONS LIQUIDITY

Trading each GLD option is less expensive for the same reasons trading GLD shares is: GLD's options market is 484 times larger than its closest competitor, meaning tighter spreads, and GLD's higher share price means investors would need to buy 10 times fewer options contracts than its closest competitor for the same exposure.

12-MONTH AVERAGE DAILY NOTIONAL OPTIONS TRADING VOLUME

GLD	IAU
$66,142,855,470	$136,621,740

Source: Bloomberg, SSgA, as of 9/30/2012.

TRADING COMPARISON

GLD's share price is also a factor in GLD's cost advantage for institutional investors. Compare a hypothetical $1 million dollar investment in GLD and IAU: with GLD, this buys 6,200 shares. With IAU, it buys 61,802 shares, meaning investors would need to buy roughly 10 times as many shares for similar gold exposure, which could lead to a much higher commission cost when paying fees on a per share basis.

GOLD EXPOSURE COMPARISON	GOLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$161.28	$16.18
Shares Purchased	**6,200**	**61,802**

Source: Bloomberg, SSgA, as of 9/30/2012.

SECURITIES LENDING REVENUE

Securities lending revenue can potentially offset costs for institutional investors. The average amount on loan of GLD from 9/30/2011 thru 9/30/2012 was $729 million, compared to $32 million for IAU.

SECURITIES LENDING REVENUE COMPARISON	GOLD	IAU
Average Total Balance ($m)	729.3	32.1
Average Utilization Rate (%)	16.1	3.2
Average Security Lending Fee (bps)	**9.3**	**0.5**

Source: Markit, SSgA, as of 9/30/12.

Precise in a world that isn't.

WORLD GOLD COUNCIL

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IMPORTANT RISK INFORMATION

ETFs net asset trade value. like stocks, Brokerage fluctuate commissions in market and value ETF and expenses may trade will at reduce prices returns. above or below the ETFs While market the conditions shares of and ETFs may are trade tradable at significant on secondary discounts markets, in periods they may of market not readily stress. trade in all movements, Commodities changes and commodity-index in interest rates, linked and securities other factors may such be affected as weather, by changes disease, in embargoes, overall market or political the underlying and regulatory commodities. developments, as well as trading activity of speculators and arbitrageurs in

Important Information Relating to SPDR Gold Trust:

The the Securities SPDR Gold and Trust Exchange (“GLD”) Commission has filed a registration (“SEC”) for statement the offering (including to which a this prospectus) communication with documents relates. Before GLD you has invest, filed with you the should SEC read for more the prospectus complete information in that registration about GLD statement and this and offering. other by You visiting may get www. these spdrgoldshares. documents for com. free by Alternatively, visiting EDGAR the Trust on the or SEC any website authorized at www. participant sec.gov will or arrange to send you the prospectus if you request it by calling 866.320.4053.

(the GLD “1940 is not an Act”) investment and is not company subject to registered regulation under under the the Investment Commodity Company Exchange Act Act of of 1940 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership afforded by of the shares CEA. in an investment company registered under the 1940 Act or the protections value GLD shares of GLD trade shares like relates stocks, directly are subject to the to value investment of the gold risk held and will by GLD fluctuate (less its in market expenses), value. and The The fluctuations price received in the price upon of the gold sale could of the materially shares, which and adversely trade at market affect an price, investment may be more in the or shares. less than regularly the value sells gold of the to gold pay for represented its ongoing by expenses, them. GLD the does amount not generate of gold represented any income, by and each as GLD Share will Please decline see the over GLD time. prospectus Investing for involves a detailed risk, and discussion you could of the lose risks money of investing on an investment in GLD shares. in GLD. been “SPDR” licensed is a registered for use by trademark State Street of Standard Corporation. & Poor’s STANDARD Financial & Services POOR’S, LLC S&P (“S&P”) and S&P and 500 has are by registered State Street trademarks Corporation of Standard or its affiliates & Poor’s is Financial sponsored, Services endorsed, LLC. sold No financial or promoted product by S&P offered or its affiliates, advisability and of S&P buying, and selling its affiliates or holding make units/shares no representation, in such products. warranty Further or condition limitations regarding that the could affect investors’ rights may be found in GLD’s prospectus.

For 866.320.4053 more information: www. State spdrgoldshares. Street Global com Markets, LLC, One Lincoln Street, Boston, MA, 02111

© 2012 State Street Corporation. All Rights Reserved. ID1810_IBG-7346 Exp. Date: 11/30/2013 IBG.GLDTIV.1112

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.